Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
John B. Jones
Vice-President, Business Development — Asia
May 9, 2006, Scotia Capital China Tour and MacQuarie China Conference
Shanghai, China
Inco has focused profitably on nickel for more than a century – with good reason. Driven by annual stainless steel demand growth of 6% per year, nickel demand growth has averaged 4% for the last 50 years – better than nearly all industrial metals. Nickel and Inco have played vital roles in global industrial development and – with China a key to bright prospects for the future – will continue to do so for decades to come.
Before I go further, and since I’ll be making forward-looking statements, please turn your attention to the safe harbour statement on the screen. Unless otherwise stated, forward-looking information in my remarks excludes the impact of Inco’s offer for Falconbridge. Bear in mind that all currency references are in U.S. dollars.
I’ll make two key points today. First, over the next few years there will not be enough nickel to meet underlying demand. Chinese nickel consumption remains strong – and I don’t believe we’ve seen the high for nickel. Nickel demand in the non-stainless market will likely be up 6-to-8%, given continuing strength in the aerospace build rate and robust increases in other uses. Stainless steel output and prices are strongly rebounding.
Nickel companies are producing all they can. But supply will continue to chase demand for some time.
Second, Inco is exceptionally well positioned to benefit from these trends.
Long ago Inco recognized Asia’s growth potential. We were the first to set up local operations, and we still have the strongest position. Our initial major venture was Inco TNC Limited, founded in 1965, during the height of Japanese industrialization. We also entered the Taiwanese and Korean markets on the ground floor, setting up joint venture operations in the 1980s. Our foresight allowed us to grow with key markets and capture the tremendous advantages that accrue to the first mover.
While other companies are scrambling for a foothold in China, we’ve been here for more than a decade. We opened a Shanghai sales office in 1994, when China used only one-quarter as much nickel as Japan. But Inco foresaw China’s pivotal role in nickel market growth and made the right investments to assume a leading market position.
Now Inco is well established and, last year, China succeeded Japan as the world’s largest nickel consumer, representing about 16% of the global market. This year China is poised to become the largest producer of stainless steel – and the stainless industry accounts for about two-thirds of world nickel demand.
So how and why will China move the nickel markets?
First we need to know how China uses nickel – and currently, about 41% of Chinese nickel demand is based on domestic production of nickel-containing stainless steel. Another 35% goes to plating as compared to 10% in the western world which goes into this application. The rest is in products like alloy steels or nickel powders for batteries. That’s good for Inco, as we sell lots of nickel into the premium plating, alloys and specialty product markets. The percentages will change as China adds over three million tonnes of stainless capacity mostly in the second half of 2006.
Among applications driving Chinese nickel and stainless steel demand is the building of manufacturing and processing facilities and infrastructure. Some of the world’s largest industrial plants are under construction in China. As well, the need for appliances and other items – in hundreds of millions of households – is propelling nickel and stainless demand. About two-thirds of China’s nickel consumption goes to meeting domestic demand, leaving just one-third for exported products. Fortunately for my industry, China’s growth is not a zero-sum game.
Unlike the situation with some metals, China lacks major nickel resources. Chinese nickel production meets only about half of domestic needs; and nearly 50% of that domestic production depends on imports of intermediate materials. There are limited opportunities to raise domestic production, and China will continue to rely heavily on imports of finished and intermediate nickel. However, Inco has grassroots nickel exploration underway with Chinese companies in the Jilin Province, and we are studying data on other sites, with an eye to exploration.
As an example of how China affects nickel market segments, consider batteries – where China’s low cost structure, and growing demand for devices like mobile phones, is spurring much relocation of capacity and an increasing share of world production. As well, there is a steep rise in domestic demand for low-cost, rechargeable nickel batteries.
China’s nickel consumption has soared more than 15% in each of the past six years. In 2005, Chinese nickel demand was up 38% from 2004 levels. While nickel demand was down about 16% in Q1 2006, it should accelerate for the balance of the year as China brings on over 3 million tonnes of new stainless capacity this year, mostly in the second half. Chinese nickel consumption remains strong and should climb about 30% in 2006 – or over 50,000 tonnes – taking up most of the nickel supply growth.
This year, as China becomes the biggest stainless steel producer, Western World stainless output should rise by over 500,000 tonnes.
Meanwhile, the average nickel grade of stainless will increase. We saw 200 series imports to China fall from 70,000 tonnes monthly a year ago to below 30,000 tonnes in December. This alone could represent 20,000 tonnes of new nickel demand this year if it continues. Substitution with lower nickel content stainless 200 series was problematic and output is now being cut.
China’s government is a positive factor in terms of nickel’s prospects. Regulators support massive capacity expansions in electricity generation, oil extraction and water and transportation infrastructure. Forty gigawatt nuclear plants will be built over the next 20 years, consuming 40 million pounds of high-value nickel. Fixed asset growth should stay strong, driven by investment from private and state-owned sectors. With the Beijing Olympics in 2008, massive development is here for years. And all of this requires plenty of nickel.
Chinese stainless steel consumption has climbed at a 25% annual rate since 1990 and should grow for years. The Chinese people want to improve their quality of life – and the world has never had so many people at this stage of development. The 300 million people living near

China’s coast are, all by themselves, a market the size of the United States. And about 20 million people are moving from rural to urban areas each year.
This scenario reflects a great market need: rising income levels plus rapid urbanization; a growing population that loves stainless steel; and people with the increasing means to buy items made with stainless.
If you look at where China is today, the great economic leap forward in Japan from 1960-to-1974 comes to mind. It yielded a world nickel demand growth average of 7% over a 14-year period, based on a market of 100 million people. China is industrializing like Japan did – but with 13 times the population. So the potential is obvious as the Chinese people demand their seat at the table of economic growth.
China is following the stainless steel growth path taken in decades past by Japan, Taiwan and Korea. Once they attained the 3.5-kilogram per capita level that China reached, they took 8-to-10 years to arrive at the nine-kilogram per capita demand level.
While GDP per capita is low, many of China’s 1.3 billion people have exceeded the $2,000 GDP per capita level that historically propels stainless steel demand. If history repeats itself, China could use 6 million tonnes of stainless steel per year by 2009.
Last year was a time of massive restructuring of the stainless industry, which is recognizing the new global powerhouse of China and its quest for self-sufficiency. This year the restructuring continues, and total nickel demand will increase.
About 40% of current Chinese stainless steel requirements is imported. This should decline somewhat as Baosteel, Taiyuan and other companies bring on more stainless production in the next few years. China’s domestic stainless capacity should increase by more than six million tonnes and account for 80% of the world’s stainless steel growth by 2009. This will satisfy a great deal of domestic growth in consumption. Stainless producers worldwide are funding major new projects and capacity in order to benefit from great global demand growth.
Some stainless steel producers cut output in the second half of 2005 – raising concern that underlying fundamentals have changed forever. There was stock building at consumers and the production cuts temporarily reduced nickel demand in this market.
Our 2006 nickel outlook is based on rebounding world stainless steel output following this period of inventory correction.
Improving economies and industrial production growth estimates of 6.4% support our stainless production growth forecast of over 8% for 2006. Stainless output growth will not only be strong in China. World stainless consumption has stayed healthy, driven by Chinese industrial production growth of over 16%. With consumption rebounding around the world, inventories are down, and new facilities will ramp up.
Last year, even the record nickel price could not bring more scrap to the market and scrap supply fell by 1%. This year, with over 8% stainless production growth, lower 200 series demand and a increasing austenitic ratio, it’s clear how tight scrap markets will be and how much primary nickel demand for stainless steel will rise.

Stainless output cuts lat year are reducing nickel in scrap supply this year by thousands of tonnes. Growing stainless production always means there’s less scrap to make new stainless steel. Thus high stainless output growth typically brings a sharp fall in the scrap ratio.
High nickel prices in the past two years led to the collection and sale of large quantities of old scrap that will not be available this year.
Another key to 2006 is demand in the non-stainless market, likely up 6-to-8%, given the aerospace build rate and strong growth in other uses. We expect rapid growth in the Chinese plating market, which has become more accepting of high nickel prices. As plating shops open in China, we’re seeing a massive relocation and expansion of capacity.
The pattern of demand growth in China applies to nickel, iron ore, copper, and all others metals where there is a shortfall between domestic production and consumption. What distinguishes nickel from other metals is an excellent demand trend going forward, coupled with limited supply. Nickel offers perhaps the best prospects, or at least among the best, in the metals industry – today and into the next decade as well.
Nickel supply is short not only based on robust demand but also because of five years of under-investment in new supply. The lull was due to a surge in nickel and stainless steel scrap supply from the East Bloc in the early 1990s, as the Soviet economy failed. The surge in East/West trade accounted for half of the rise in nickel supply to the West from 1992-to-2002. Also, the Australian acid leach projects of the late 1990s failed to produce lots of nickel.
Only three nickel projects as large as Goro have been built in the last 14 years: Voisey’s Bay which started producing in late 2005, WMC’s Mt. Keith; and Murrin Murrin, owned by Minara Resources. Murrin Murrin was a greenfield, integrated nickel plant, and it has not reached nameplate capacity. But the world needs the equivalent of one Goro each year going forward just to meet historical nickel growth rates – not to mention the discoveries required to offset the depletion of reserves that occurs each day.
We expect the nickel market to be tight for several years. While greenfield nickel supply will come, and several brownfield expansions will occur, committed world supply will not be enough to keep pace with strong demand growth for the time being. The impact of China and later, India, makes a strong case for above average demand growth projections.
For several years, nickel demand will be capped by limited supply and increasing supply will take time. More projects will be needed to close the supply/demand gap. Our industry will be hard pressed to meet customers’ needs and Inco will do what it can – with Voisey’s Bay, Goro and further expansion of PT Inco.
Overall world output growth in 2006 will be about 3.9%, or 50,000 tonnes. With most producers at or above capacity and historic maximums and virtually no shut-in capacity, there is a very high risk of disruptions, which can’t be offset by later production. In 2005, 45,000 tonnes of output was lost to strikes, feed shortages, maintenance issues and weather conditions. Underlying demand was strong enough to push the LME nickel price to a record annual average of $6.68 a pound – forcing the market to balance. We expect global demand growth of 5.5% this year.
LME and reported producer stocks represent just 5.2 weeks of demand. That’s less than we saw in 1988 and 1989. With little inventory available, actual nickel deficits will be small; deficits can’t be large without the supply to feed them. As to what happens when stocks get low, just look at the pinch point graph for a historical perspective.
There’s talk of a bow wave of new nickel production in the pipeline. The only committed supply for a few years will be from Voisey’s Bay, Goro, BHP Billiton’s Ravensthorpe, and CVRD’s Vermehlo. Goro and Ravensthorpe will start producing in late 2007 and ramp up from 2008 to 2010 – and this will simply not be enough supply.
Furthermore, the good times should not end for nickel in 2006. A number of nickel projects are in the feasibility stage but several are delayed, due to capital cost increases, financing issues, political risk, technology hurdles or other reasons. So project challenges are large. New supply may be available later than many people think.
The bottom line is that the nickel market is facing ongoing shortages, strong demand and limited prospects for supply growth. That’s my first key point for today.
As for the second: I believe there is no better way to capitalize on nickel’s tremendous future than by investing in Inco – a great company that continually searches for new ways to excel and grow. And, of course, our friendly acquisition of Falconbridge will create the world’s leading nickel company and a great copper company: globally diversified; with great growth prospects, given our expanded project portfolio; robust cash flow; and financial strength. We’ll be efficient, too. We’ve so far identified $350 million in annual synergies to be realized by mid-2008, with an estimated net present value of more than $2.5 billion after tax, using a 7% discount rate. And we’re organized to get the synergies. The acquisition will be immediately accretive to earnings, cash flow and net asset value. The New Inco will be an excellent investment prospect, given its enhanced size and liquidity.
But my purpose today is to tell you why Inco – on a standalone basis – is a great way to capitalize on nickel’s future. There are three key reasons.
First, we have strong existing operations that will benefit from nickel’s attractive future. We’ll build shareholder value by maximizing and delivering consistent and reliable production; containing controllable costs; improving margins; and enhancing the efficiency and productivity of our business.
Inco, on its own, is the world’s largest nickel producer outside of Russia – a formidable competitor with a great strategy. Nickel represents about 83% of our sales. About 68% of nickel is used to make stainless steel – and 41% of our sales go to this use.
Our 2005 nickel production from all sources was 487 million pounds. Given strong prices, we expect to boost profitable 2006 output to 535 million pounds, plus we’ll get another 30 million pounds of finished nickel through toll smelting and refining concentrates in Finland, under contracts with OMG and Boliden.
As you all know, we also produce copper, platinum group metals and cobalt by-products.
Our 2006 nickel unit cash cost of sales after by-product credits, should be about $2.35-to-$2.40 a pound – below $2.65 in 2005. Costs for our own mine production will be about $2.15-to-$2.20 a pound. In the second half, with the Voisey’s Bay pipeline full, our overall nickel unit cash cost of sales, after by-product credits, should be $2.20-to-$2.25 a pound. Thus with cash costs after by-product credits in the low $2 a pound range, we are very well positioned on the nickel cost curve. We are very proud that at a time when the mining industry is facing substantial cost increases for energy, supplies and other inputs, our costs are going down. We are delivering on our strategy to bring on new low-cost capacity and to strengthen our operating position.
The second reason why investing in Inco is an outstanding way to capitalize on nickel’s great future is that we will grow enormously – and profitably. We’re better positioned than any other producer, in terms of project quality and the strength of our financial resources. At current nickel prices, we should generate excellent cash flows in 2006. Low-cost Voisey’s Bay and Goro are cash machines; at First Call consensus nickel prices, we should generate $1.47 billion of cash in 2006.
At Voisey’s Bay our 50,000-tonne-a-year mine and concentrator is running well. It began commercial production last December, four months ahead of its original schedule. Our 2006 Voisey’s Bay nickel in concentrate output is forecast to be 120 million pounds – with about 83 million pounds through the smelters and refineries this year. At our demonstration plant to test our new processes, in Argentia, Newfoundland, we successfully completed a 15-day continuous and integrated operation campaign.
And last but not least, at Goro in New Caledonia, we have one of the world’s highest grade and largest leachable laterite deposits. It will be a great new source of nickel to Asia with real potential for expansion.
Early in April, we temporarily stopped work at the Goro project site in response to extensive vandalism and blockades of access roads. The authorities have since taken the measures required for a safe and secure workplace – and we began a gradual restart of the project on April 24. If you happen to follow the New Caledonian media, you will know that people from all walks of life are very disturbed by what happened at Goro; they have condemned the disruptive actions there and expressed strong support for the Goro project and its importance to New Caledonia.
Inco remains committed to demonstrating our respect for and sensitivity to the social, cultural and environmental concerns of the Melanesian people. We have worked hard to earn local trust and support and we will continue to do so to ensure a successful project for everyone.
Many aspects of the project proceeded normally despite what occurred at the site. We’re progressing well in terms of engineering, and the building of 400 modules and preassembled units in the Philippines. Engineering work on Goro was about 72% complete at the end of Q1.

This year we should finish the port, the steam power plant and the process water pipeline; with the local utility firing up its first generator.
The latest capex estimate for the mine, process plant and infrastructure was indicated to be at the upper end of the $1.878 billion plus 15% cost range. We are reviewing this in light of the disruption. The definitive estimate will be provided later in the year and we will also determine whether our schedule has been affected.
Voisey’s Bay, Goro and our brownfield expansion at PT Inco will make the existing Inco 45% bigger in 2009 than in 2005 – and a more profitable company. Inco is resource rich and our orebodies will provide growth well into the future. Our asset base remains a sustainable competitive advantage.
Inco’s third primary strength is our number one marketing position. This is a competitive advantage that virtually can’t be duplicated and results from our long-term focus. We have a great presence across the world – especially in Asia – that enables us to move our products from areas of weaker demand to stronger ones. Our presence is greatest in the best markets. About 60% of our sales are in Asia, and they are growing.
In the metals industry it’s important to pay attention to costs, and we do, but our portfolio allows us to focus on margins, too. We sell an above average market average share of products at premium prices into higher margin, non-stainless uses – batteries, powder metallurgy, high nickel alloy and plating segments – while also supplying the stainless market.
Last week we announced that we would proceed with the construction of a new plant in Dalian, with a 32,000 tonnes per annum nameplate capacity, for the production of UTILITY® nickel, a refined form of nickel product for the special needs of the stainless steel industry. Construction work on the $63 million facility is expected to commence in the third quarter of 2006 and commissioning is expected to take place in the first half of 2008. Feed for the new plant will come from Goro and other sources.
In October 2004 we opened a joint venture plant in China to make nickel foam for the battery industry, and in March 2005, we acquired an 82% direct and indirect interest in a major Chinese producer of nickel foam – making Inco the largest producer of this product worldwide.
It is in value-added applications that Inco best distinguishes itself from competitors. For example, foam is sold by the square metre, with value measured per gram of nickel. This application converts commodity nickel to a high margin, high return product.
With domestic plating sales rising, we have built a small shearing and packaging plant in Dalian. We’re planning to open a utility nickel plant, in tandem with Goro’s start-up, to serve China’s stainless steel industry. As China’s nickel market grows, we will grow too.
Nickel is a basic building block for growth, not only in China, but anywhere standards of living are improving and industrial production increasing. Inco is in the right places at the right time. For years we have focused on China, Japan, Taiwan and South Korea – while remaining strong in traditional markets. Our emphasis on value-added products makes us strong in Asian growth markets like the plating and battery industries. And Goro will make us a key player in stainless steel growth in China and elsewhere in Asia.

Inco correctly judged the importance of China and Asia to the future of nickel. We built a solid foundation when few people shared our focus or our vision. As a result, Inco should benefit more from these red-hot markets than any nickel producer in the world.
We see the next decade as very rewarding for Inco, with China as the dominant nickel and stainless steel consumer. Nickel and stainless steel have grown faster than the world economy for decades, driven by industrializing countries that have greatly improved their standards of living.
The nickel market will remain robust, with supply chasing demand for much longer than many expect. China’s need for nickel, strong stainless and non-stainless nickel demand, and limited nickel supply are key drivers in 2006.
In my view, it’s no accident that Inco has a tremendous role to play in the global nickel market – and the rewards are enormous. We have the right presence, the right skills and the right attitude to remain winners – now and for the long term.
Thanks for listening.
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005, January 20, 2006 and February 27, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and on each of December 15, 2005, January 20, 2006 and February 27, 2006, an amendment to such Form F-8, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2005.

John Jones Vice-President, Business Development - Asia

Nickel has played a key role in global industrial development and has outpaced almost all other industrial metals Copper Aluminium Crude steel Iron Ore Zinc Lead Tin Nickel stainless OECD IP 1960 100 100 100 100 100 100 100 100 100 1961 105 108 101 104 102 100 100 107.1 105 1962 106 119 103 109 106 105 93 98.1036 112.5943396 1963 112 131 110 117 111 107 106 118.0186308 119.5283019 1964 122 145 125 127 118 110 132 147.1692326 128.7735849 1965 127 160 131 132 119 110 148 153.4975096 137.3584906 1966 134 183 136 139 124 110 163 169.6147481 146.9339623 1967 127 187 141 138 124 109 158 179.9612478 152.5471698 1968 133 213 150 150 134 113 165 193.6383026 162.7830189 1969 146 233 163 163 142 118 165 221.1349416 175.990566 1970 149 242 174 100 171 145 117 205 236.3932525 181.2735849 1971 149 260 170 88 179 149 122 164 204.2437702 184.9056604 1972 162 287 185 99 197 156 116 196 238.7609673 198.1132075 1973 177 331 203 111 214 168 127 248 300.6000579 216.2735849 1974 170 337 205 107 208 165 121 268 318.9366614 215.6132075 1975 153 274 188 91 174 151 109 185 222.298853 198.1132075 1976 173 336 198 97 199 164 120 225 301.4372447 214.2924528 1977 182 347 199 91 202 173 116 197 310.480362 224.8584906 1978 192 366 211 92 220 178 118 234 320.4157336 234.4339623 1979 199 381 220 108 224 180 117 269 355.6614643 245.3301887 1980 195 367 211 104 217 172 110 225 332.1878076 241.6981132 1981 194 354 204 100 212 170 105 214 306.6093465 242.6886792 1982 185 356 188 90 205 167 99 193 301.0903782 236.4150943 1983 187 387 192 85 215 169 102 224 339.0277659 241.3679245 1984 206 405 206 101 220 174 109 252 390.5599863 256.5566038 1985 205 409 207 106 220 175 108 241 405.0911757 264.1509434 1986 215 418 208 103 227 178 109 247 439.6370221 267.1226415 1987 220 440 214 106 231 184 113 276 484.6700005 276.3679245 1988 225 458 227 115 232 174 116 279 570.0750098 291.2264151 1989 232 461 229 120 231 178 115 284 548.4838558 301.4622642 1990 226 458 225 115 232 174 114 301 579.3969049 308.7264151 1991 224 439 209 119 231 170 111 310 599.5486487 312.9599449 1992 227 453 205 112 229 170 109 284 619.7689358 322.4186376 1993 227 455 206 117 236 168 109 296 640.1263096 334.1507141 1994 236 487 206 126 248 177 116 345 724.9144287 358.7503632 1995 249 495 213 133 263 188 126 408 817.7221194 382.5385436 1996 259 502 212 130 267 192 122 385 830.6768118 400.780266 1997 266 535 226 143 276 194 126 420 904.1552789 425.23094 1998 272 538 223 137 282 193 122 420 890.6522397 437.0279821 1999 289 569 226 133 292 203 125 443 970.6423246 457.7372135 2000 307 599 246 148 312 212 132 468 1074.759667 486.4496693 2001 301 576 248 149 314 210 125 469 1031.440273 485.6140395 2002 303 611 265 158 323 207 129 503 1118.216149 498.0761765 2003 314 668 282 174 335 210 133 537 1196.491279 521.4250475 2004 341 730 306 196 362 215 139 544 1280.245669 557.4033758 2005 342 768 322 214 377 221 143 553 588.6179648 Stainless 5.9% World Demand Growth of Industrial Metals (1960-2004) Material CAGR Aluminum 4.5% World IP 4% Nickel 4% Zinc 2.9% Copper 2.8% Crude Steel 2.5% Lead 1.7%% Iron Ore 2.4% Tin 0.7% Index

This presentation contains "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. These statements include, among others, statements concerning our beliefs, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, the risks and factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company's other public filings. Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements.

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

Not enough nickel to meet underlying demand over the next few years Chinese Nickel Demand and Consumption Growth Consumption Demand 42% 42% 30% 39% 27% 4% 36% 52% 22% 6% 16% 38% Industrial Production 11.4% 9.9% 12.6% 17% 16.7% 16% Stock Movements Consumption 1998 45622 1999 42237 2000 59932 2001 78151 10000 2002 5000 99293 2003 132700 10000 2004 10000 161000 2005e 188000 15000 2006f 10000 233000 32% 13% 16.1%

Robust demand from non-stainless markets and stainless steel markets are rebounding strongly from mid-2005 production cuts ($/tonne) Stainless steel transaction prices* (monthly 1994 - 2006) 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 414 411 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 World non-stainless nickel demand 1990-2006(e) 000s of tonnes Grade 304, 2mm 94 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 95 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 96 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 97 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 98 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 99 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 00 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 01 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 02 Feb Mar *Based on transaction prices for CR 2mm 304. Source: CRU 2006 prices based on announced base price increases and expected alloy surcharge increases

Nickel companies are producing all the nickel they can Supply will continue to chase demand First nickel pellets from Voisey's Bay concentrate Goro mine site PT Inco - Karebbe dam site

Inco is well positioned to benefit from these trends

We made the investments necessary to assume a leading market position in Asia Inco TNC Limited (Japan, 1965) Taiwan Nickel Refining Company (1984) Korea Nickel Company (1989) Jinco Non-Ferrous Metals Co. (Kunshun, China, 1997) Japan Korea Taiwan China PT Inco Goro Shanghai Sales Office (1994) Inco Advanced Technology Materials (Dalian, 2004) and (Shenyang, 2005)

China has surpassed Japan as the largest nickel consumer during first half 2005, accounting for about 16% of demand 1994 - 1 million tonnes 1994 2004 2005 China 0.06 0.13 0.16 Japan 0.24 0.15 0.14 % World Nickel Demand World Nickel Demand:

China will become the world's largest stainless producer this year 000s tonnes China Japan 1990 3130 1991 3357 1992 3148 1993 3214 1994 3449 1995 3922 1996 3891 1997 3942 1998 3447 1999 3379 2000 690 3830 2001 823 3866 2002 1147 3835 '03 1627 4113.296667 '04 2316 4194.176667 '05 3152 3988.672889 '06(e) 4421 3926.997 Stainless Steel Production

China's importance to nickel demand should accelerate throughout this decade - for exports and domestic consumption Plating Stainless Other East 35 41 24 First Use of Nickel in China - 2005 Total nickel consumption: 185,000 tonnes Percentages will change as China adds over 3 million tonnes of stainless capacity, mostly in the second half of 2006

Chinese industrialization is creating strong demand for nickel-containing steels Some of the world's largest industrial plants will be build in China; Dupont: titanium oxide Bayer: polyurethane intermediate (MDI) Shell: naphtha ExxonMobil: naphtha BP: naphtha and acetic acid These and other industries need millions of tonnes of stainless and alloy steels per year

About 2/3 of China's nickel in stainless consumption is needed to meet domestic demand End use consumption of nickel in stainless in China (2005) exported Construction 0 914 93 Engineering 600 70 Transport 550 86 Tubular 357 38 Unallocated 287 100 Metal Goods 2600 1591 Electronics 495 312 000s tonnes Engineering 10% (Vessels, tanks, petrochemical, packaging) Construction 16% (exterior panels, window frames, lifts) Transport 9% (Automotive, bicycles, shipbuilding) Metal goods 45% (Tableware, cutlery, fasteners, wire) Tubular 6% (seamless, welded tubes, flanges) Electronics 9% (Kitchen appliances,data processing, consumer electronics) Other 5% Largely Domestically consumed Both domestically consumed and exported

China lacks domestic nickel resources and processing capability - domestic nickel production meets about 50% of Chinese nickel demand intermediate nickel imports nickel production Finished nickel imports 2001 10000 40000 31432 2002 12000 40000 46293 2003 22000 45000 78486 2004 30000 45000 94000 2005(e) 49000 50000 95550 China Nickel Consumption Growth 2001-2005(e) Domestic Nickel Production 000s of tonnes Finished Nickel Imports 24% CAGR Intermediate Nickel Imports 39% 47% 54% 56% 49%

We're conducting grass roots exploration in China, including through a joint venture in Jilin in northeastern China Joint Venture Refineries and Plants ? Asian Sales Offices ? ? ? ? ? Shanghai Hong Kong Tokyo Bangkok ? ? ? ? South Korea Kunshan ? Matsuzaka PT Inco The People's Republic of China ? Dalian, China ? Shenyang, China Kaohsiung, Taiwan Jilin, China ?

There's been a significant relocation in nickel segments such as batteries Over next 5-to-10 years, China's battery market share will increase China is now the world's largest cell phone market with 25% penetration and 375 million subscribers

China's growth means higher nickel consumption Chinese Nickel Demand and Consumption Growth Consumption Demand 42% 42% 30% 39% 27% 4% 36% 52% 22% 6% 16% 38% Industrial Production 11.4% 9.9% 12.6% 17% 16.7% 16% Stock Movements Consumption 1998 45622 1999 42237 2000 59932 2001 78151 10000 2002 5000 99293 2003 132700 10000 2004 10000 161000 2005e 188000 15000 2006f 10000 233000 32% 13% 16.1%

China will become the world's largest stainless producer this year and consume an additional 50,000 tonnes of nickel 000s tonnes China Japan 1990 3130 1991 3357 1992 3148 1993 3214 1994 3449 1995 3922 1996 3891 1997 3942 1998 3447 1999 3379 2000 690 3830 2001 823 3866 2002 1147 3835 '03 1627 4113.296667 '04 2316 4194.176667 '05 3152 3988.672889 '06(e) 4421 3926.997 Stainless Steel Production 000s tonnes Non-Stainless Stainless 99 33417 8820 00 47632 12129 01 65643 17041 02 75293 26615 03 88700 43710 04 96200 64720 05e 109200 77379 06(e) 120700 121893 Chinese Nickel Consumption

200 series imports into China have dropped, as Chinese import controls and consumer reaction against low nickel content 200 series intensify total Taiwan India Japan J 19.474 6 13.474 0 F 24.121 6 18.121 0 M 25.943 6 19.943 0 A 28.172 6 22.172 0 M 26.354 6 20.354 0 J 28.73 6 22.73 0 J 32.154 6 26.154 0 A 26.62 6 20.62 0 S 33.125 6 27.125 0 O 22.732 6 16.732 0 N 25.701 6 19.701 0 D 25.984 6 19.984 0 J 32.472 13 14.472 5 F 38.567 13 17.567 8 M 52.305 27 17.305 8 A 58.747 28 22.747 8 M 50.847 23 19.847 8 J 54.76 32 14.76 8 J 53.293 34 10.293 9 A 62.42 39.7 12.72 10 S 80.912 51 19.912 10 O 80.2 53 18.158 9 N 69.7 37 23.717 9 D 71.7 38 24.717 9 J 73.051 37.7 26.351 9 F 65.959 30.8 26.159 9 M 71.039 32.6 32.439 6 A 64.153 33 25.153 6 M 59.75 31.5 20.25 8 J 65.919 41.5 16.419 8 J 57.405 39 11.405 7 A 62.521 45.5 11.021 6 S 69.557 39.3 24.257 6 O 60.734 37 17.734 6 N 37.451 14 17.451 6 D 27.7 6.7 9.494 6 J 25 16 13.4 5 F 14 11 5 M 16.4 24.4 5 China - 200 Series Stainless Steel* Imports 2003 2004 000s of tonnes 2005 2006 * Contains 1-to4% nickel

China's regulators continue to support capacity expansion in bottleneck areas - all of which consume nickel Electricity generation Oil extraction capacity Water and transportation infrastructure 40 nuclear power plants = 40 million pounds of high value nickel

Chinese stainless demand growth has been explosive for the past decade * Excluding privately owned stainless producers 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05e SS Production 240 260 250 319 325 380 270 230 350 411 690 823 1147 1627 2316 3185 SS Consumption 185 325 470 649 631 717 941 1080 1391 1663 1879 2282 3161 4200 4717 5600 Chinese Stainless Production and Consumption 2005 demand at 5.6Mtpa - larger than US and Japan combined Stainless demand growth of 25% through 1990-2005 Represents over 20% of world stainless demand 4.3 kg per capita in 2005 (World avg.=8.8) (000's tonnes)

A higher percentage of stainless in China is used in industrial applications Jin Mao Building, Shanghai Tsing Ma Bridge, Hong Kong The Tsing Ma Bridge is the second longest bridge in the world and features a lower level fitted with 1,000 tonnes of stainless steel wind deflectors. The Jin Mao Building is the tallest building in China and the exterior features about 220 tonnes of stainless steel

During last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-00 1960-74 1974-79 1979-91 Nickel Demand Growth Similar potential as China continues to grow >7% Growth *Average for periods indicated

Japan Korea Taiwan China japan-yr korea-yr taiwan-yr china-yr 0 0 0 0 1950 1960 1960 1984 1 0 0 0 1951 1961 1961 1985 2 0 0 0.2 1952 1962 1962 1986 3 0 0 0.2 1953 1963 1963 1987 4 0 0 0.2 1954 1964 1964 1988 5 0.1 0 0.3 1955 1965 1965 1989 6 0.2 0 0.2 1956 1966 1966 1990 7 0.3 0 0.2 1957 1967 1967 1991 8 0.4 0 0.3 1958 1968 1968 1992 9 0.6 0 0.4 1959 1969 1969 1993 10 0.6 0 0.5 1960 1970 1970 1994 11 0.7 1 0.6 1961 1971 1971 1995 12 0.6 1.3 0.8 1962 1972 1972 1996 13 0.7 1.9 0.9 1963 1973 1973 1997 14 0.6 1.8 1.1 1964 1974 1974 1998 15 1.9 0.5 1.7 1.3 1965 1975 1975 1999 16 2.1 1.6 2.8 1.4 1966 1976 1976 2000 17 2.1 3.2 3.1 1.8 1967 1977 1977 2001 18 3 2.6 4.2 2.5 1968 1978 1978 2002 19 4.2 3.2 3.8 3.23 1969 1979 1979 2003 20 4 3.8 4.5 3.6 1970 1980 1980 2004 21 4.5 4 4.3 4.3 1971 1981 1981 2005 22 5.1 2.8 4.7 1972 1982 1982 2006 23 5.4 3.7 5.3 1973 1983 1983 2007 24 6.7 5.2 6.2 1974 1984 1984 2008 25 9.2 5.7 5.8 1975 1985 1985 2009 26 7.1 10.8 9.7 1976 1986 1986 2010 27 7.4 9.5 11 1977 1987 1987 2011 28 9.3 11 10.6 1978 1988 1988 2012 29 8.2 11 11.1 1979 1989 1989 2013 30 6.4 10.3 10.2 31 7.4 10.1 19 32 7.3 10.7 20.9 33 7.3 13.2 26 34 9.2 14.8 28.6 35 9.2 17.3 32.9 36 8.1 15.9 34.2 37 9 17.6 35.9 38 9.8 11.4 30 39 10.6 18 38.5 40 11.2 18.6 35.2 41 10.6 18.6 29.6 42 12.1 20.9 31.5 43 14 kilograms per capita Stainless demand per capita (kg) Taiwan Korea Japan China Number of years from beginning of period Japan-1950, Korea, Taiwan-1960, China-1984 China will likely need about 9 kilograms/capita of stainless steel by 2009 translating into 6 million tonnes of additional annual stainless steel or 180,000-240,000 tonnes of primary nickel 2005 - Chinese stainless 4.3 kg per capita consumption 5.6 million tonnes demand 1984+25-26 years=2009-2010

Japan, Korea and Taiwan experienced 300% and 500% growth in GDP and stainless consumption, over 15 years, from when they were at current Chinese levels Japan - 1960 Korea - 1980 Taiwan - 1978 China - 2003 year 1 5425 5422 5700 5000 year 15 14678 15045 13000 GDP - ppp (per capita) $USD/ capita Japan - 1960 Korea - 1980 Taiwan - 1978 China - 2003 year 1 3 3.8 4.2 3.5 year 15 13 17.3 19 +300% +500% ? ? Stainless Demand (Per capita) Kg/capita 2018 17kg/cap = >20M t

Stainless demand accelerates when GDP per capita exceeds $US2,000 - over 300 million Chinese are now past this point China Japan Korea Taiwan (>25) Stainless Demand per capita (kg) Selected Countries 1960-2001 Kg per Capita GDP per capita > $US 2,000 Demand accelerates to 9-10kg per capita GDP per capita > $US 7,000 Demand accelerates to 15+kg per capita 300+million & growing GDP>$2,000 Japan Korea Taiwan China 1960 1.9 0 0 1961 2.1 0 0 1962 2.1 0 0 1963 3 0 0 1964 4.2 0 0 1965 4 0.1 0 1966 4.5 0.2 0 1967 5.1 0.3 0 1968 5.4 0.4 0 1969 6.7 0.6 0 1970 9.2 0.6 0 1971 7.1 0.7 1 1972 7.4 0.6 1.3 1973 9.3 0.7 1.9 1974 8.2 0.6 1.8 1975 6.4 0.5 1.7 1976 7.4 1.6 2.8 1977 7.3 3.2 3.1 1978 7.3 2.6 4.2 1979 9.2 3.2 3.8 1980 9.2 3.8 4.5 1981 8.1 4 4.3 1982 9 2.8 4.7 1983 9.8 3.7 5.3 1984 10.6 5.2 6.2 1985 11.2 5.7 5.8 0.2 1986 10.6 10.8 9.7 0.2 1987 12.1 9.5 11 0.2 1988 15.3 11 10.6 0.3 1989 15.6 11 11.1 0.2 1990 14.9 10.3 10.2 0.2 1991 16 10.1 19 0.3 1992 14.2 10.7 20.9 0.4 1993 14 13.1 25.1 0.5 1994 14.7 14.6 28.7 0.5 1995 16.3 17.3 33.1 0.6 1996 16.7 16 34.1 0.8 1997 17 17.7 35.5 0.9 1998 13.8 11.4 30.2 1.1 1999 13.1 18.2 38.7 1.3 2000 16.6 18.8 35.4 1.5 2001 16.6 18.8 29.5 1.8

Restructuring in stainless industry will continue, and total nickel demand will increase China's quest for self sufficiency will again be a major market influence The stainless industry is recognizing the new global powerhouse of China and its quest for self-sufficiency Chinese Stainless Production and Import Reliance Kilo tonnes Import reliance China imports Production - State Owned Enterprises Production - Private Imports share of demand 1/1/2000 36.66 20.833 156583 0.76 2/1/2000 36.66 20.833 156583 0.76 3/1/2000 36.66 20.833 156583 0.76 4/1/2000 36.66 20.833 156583 0.76 5/1/2000 36.66 20.833 156583 0.76 6/1/2000 36.66 20.833 156583 0.76 7/1/2000 36.66 20.833 156583 0.76 8/1/2000 36.66 20.833 156583 0.76 9/1/2000 36.66 20.833 156583 0.76 10/1/2000 36.66 20.833 156583 0.76 11/1/2000 36.66 20.833 156583 0.76 12/1/2000 36.66 20.833 156583 0.76 1/1/2001 43.6 25 190167 0.78 2/1/2001 43.6 25 190167 0.78 3/1/2001 43.6 25 190167 0.78 4/1/2001 43.6 25 190167 0.78 5/1/2001 43.6 25 190167 0.78 6/1/2001 43.6 25 190167 0.78 7/1/2001 43.6 25 190167 0.78 8/1/2001 43.6 25 190167 0.78 9/1/2001 43.6 25 190167 0.78 10/1/2001 43.6 25 190167 0.78 11/1/2001 43.6 25 190167 0.78 12/1/2001 43.6 25 190167 0.78 1/1/2002 221005 45 45 232215 0.81 2/1/2002 165539 45 45 187481 0.76 3/1/2002 275157 45 45 272120 0.83 4/1/2002 257819 50 45 269183 0.81 5/1/2002 252348 50 45 250219 0.8 6/1/2002 242094 50 45 246657 0.8 7/1/2002 265116 50 45 270012 0.81 8/1/2002 298503 54 45 298408 0.82 9/1/2002 279059 54 45 291833 0.81 10/1/2002 230468 54 45 246184 0.78 11/1/2002 246860 55 45 241788 0.77 12/1/2002 289490 55 45 282940 0.81 1/1/2003 297346 50 54.1666 306055 0.84 2/1/2003 238450 50 54.1666 254626 0.8 3/1/2003 300717 61 54.1666 311218 0.8 4/1/2003 320047 64 54.1666 333661 0.81 5/1/2003 301380 94 54.1666 341813 0.73 6/1/2003 324078 95 54.1666 368150 0.74 7/1/2003 342005 90 54.1666 380617 0.76 8/1/2003 287016 91 54.1666 338143 0.73 9/1/2003 337057 92 54.1666 390076 0.76 10/1/2003 318896 95 54.1666 368251 0.74 11/1/2003 318792 95 54.1666 363020 0.74 12/1/2003 335629 100 54.1666 383341 0.74 1/1/2004 299032 80 83.33333 424476 0.62 2/1/2004 330243 86 83.33333 433776 0.61 3/1/2004 313861 74 83.33333 413827 0.62 4/1/2004 348702 83 83.33333 455671 0.63 5/1/2004 259743 101 83.33333 377825 0.51 6/1/2004 273143 102 83.33333 382800 0.52 7/1/2004 297249 102 83.33333 416493 0.56 8/1/2004 291588 115 83.33333 380613 0.48 9/1/2004 284132 125 83.33333 427604 0.51 10/1/2004 268180 141 83.33333 429073 0.48 11/1/2004 326080 152 83.33333 473059 0.5 12/1/2004 341737 155 83.33333 503750 0.53 1/1/2005 326860 153.504 93.998 503796 0.507293 2/1/2005 279904 157.248 93.998 485151 0.477039319 3/1/2005 434529 175.638 93.998 614212 0.570014081 4/1/2005 387718 173.238 93.998 573212 0.538596743 5/1/2005 324258 163.24 93.999 513920 0.493516338 6/1/2005 330844 158.244 93.999 525417 0.510581246 7/1/2005 277303 175.903 105.665 511555 0.424625791 8/1/2005 186.913 105.665 0.373302746 9/1/2005 166.913 105.667 0.454930482 10/1/2005 159.911 105.67 0.401425323 11/1/2005 150.912 105.671 0.418295215

Chinese domestic stainless steel production is set to increase significantly in the next five years, but imports will continue to be required to meet the growth in demand prod cons stainless cons 2000 690 1880 2001 823 2280 2002 1147 3160 2003 1796 4200 2004 2316 4700 2005 3152 5700 2010 8000 10000 China Stainless Steel Production and Imports (Self-sufficiency Percentage) Domestic Stainless Production (000s of Tonnes) Stainless Consumption 37% 36% 80% 36% 43% 49% 55%

Chinese stainless capacity expected to increase by over six million tonnes and account for 80% of the growth in world output by 2009 2004 2005 2006 2007 2008 2009 China 1465 2965 5115 6715 7715 7815 Europe 10378 10728 10678 10478 10478 10478 USA 3450 3450 3500 3650 3950 4250 Korea/Taiwan 4050 4120 4305 4305 4305 4305 Japan 4475 4425 4425 4425 4425 4425 Other 3625 3510 3510 4210 4210 4210 Total 27408 28570 31115 34385 35385 35885 China Korea/ Taiwan Japan Europe Other World Stainless Capacity Growth U.S. Total Average rate of growth Growth 000s of tonnes 5.3% 8,040 3% 585 0% -50 1% 255 4% 800 0% 100 40% 6,350 Million tonnes date Stainless Production OECD IP Forecast SS growth 1/1/1992 -0.077 -1.1 2/1/1992 0.011 -0.3 3/1/1992 -0.042 0.3 4/1/1992 -0.008 0.5 5/1/1992 0.021 -0.5 6/1/1992 0.039 -0.3 7/1/1992 0.03 -0.3 8/1/1992 -0.018 -0.8 9/1/1992 0.1 -0.4 10/1/1992 0.043 -0.8 11/1/1992 0.114 -1.5 12/1/1992 0.149 -1.7 1/1/1993 0.097 -1.2 2/1/1993 0.031 -1.3 3/1/1993 0.095 -1.7 4/1/1993 0.029 -1.3 5/1/1993 0.08 -0.5 6/1/1993 0.088 -1.3 7/1/1993 0.039 -1.3 8/1/1993 0.108 -0.3 9/1/1993 -0.013 -0.3 10/1/1993 -0.017 -0.1 11/1/1993 -0.056 0.6 12/1/1993 0.005 1.7 1/1/1994 0.035 1.6 2/1/1994 0.057 1.8 3/1/1994 0.091 3.1 4/1/1994 0.05 3.4 5/1/1994 0.034 3.4 6/1/1994 0.105 4.8 7/1/1994 0.109 4.9 8/1/1994 0.145 5.5 9/1/1994 0.217 5.2 10/1/1994 0.211 6 11/1/1994 0.294 6.3 12/1/1994 0.258 6.9 1/1/1995 0.218 6.3 2/1/1995 0.209 5.9 3/1/1995 0.19 5.2 4/1/1995 0.193 5 5/1/1995 0.238 4.5 6/1/1995 0.107 3.9 7/1/1995 0.205 3.2 8/1/1995 0.166 3.5 9/1/1995 0.107 2.8 10/1/1995 0.087 2.1 11/1/1995 0.034 2.2 12/1/1995 -0.046 1.9 1/1/1996 0.003 1.8 2/1/1996 -0.009 1.8 3/1/1996 -0.086 1.9 4/1/1996 0.017 1.4 5/1/1996 -0.07 2.4 6/1/1996 -0.02 2.5 7/1/1996 0.004 3 8/1/1996 -0.025 2.6 9/1/1996 -0.03 3.3 10/1/1996 0.052 3.6 11/1/1996 0.069 3.4 12/1/1996 0.13 3.1 1/1/1997 0.098 4 2/1/1997 0.078 4.6 3/1/1997 0.138 5.1 4/1/1997 0.142 5.4 5/1/1997 0.116 5 6/1/1997 0.145 5.6 7/1/1997 0.075 6.1 8/1/1997 0.074 5.7 9/1/1997 0.075 5.4 10/1/1997 0.065 6 11/1/1997 0.044 5.3 12/1/1997 0.089 5 1/1/1998 0.093 4.8 2/1/1998 0.064 4.2 3/1/1998 0.049 3.4 4/1/1998 -0.015 2.9 5/1/1998 0.024 2.7 6/1/1998 -0.041 1.8 7/1/1998 -0.044 1.2 8/1/1998 0.001 1.2 9/1/1998 -0.033 1.4 10/1/1998 -0.038 0.9 11/1/1998 -0.057 0.8 12/1/1998 -0.075 0.3 1/1/1999 -0.038 0.8 2/1/1999 -0.03 0.9 3/1/1999 -0.007 1.6 4/1/1999 0.006 1.6 5/1/1999 0.042 2.3 6/1/1999 0.077 2.7 7/1/1999 0.046 3.3 8/1/1999 0.112 3.6 9/1/1999 0.124 3.7 10/1/1999 0.094 4.1 11/1/1999 0.171 5.2 12/1/1999 0.19 6.1 1/1/2000 0.14 5 2/1/2000 0.153 5.5 3/1/2000 0.154 5.5 World stainless steel (SS) production and OECD industrial production Industrial production forecast of 6.4%* lends confidence to our 2006 stainless production forecast of over 8% stainless production y-o-y OECD IP y-o-y * G7 + Asia

China's industrial production growth continues at over 16% in 2006, fueling stainless consumption Chinese industrial production growth 1990 - 2006(e) Index 1990=100 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05(e) 06(e) IP index 100 111.8 134.4954 166.3708098 202.3069047 234.8783164 265.6473758 295.6655293 321.9797614 349.3480411 389.1737178 427.7019159 481.5923573 563.463058 657.5613887 748.9624217 840.3358372 15% CAGR

Stainless forecast production increased, higher austenitic (nickel containing stainless steel) ratio, lower scrap ratio * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2003 2004 2005(e) 2006(e) Stainless Production* 22,701 24,613 24,335 26,325 (% Change) 9.1% 8.4% -1.1% 8.2% Austenitic Ratio** 77.3% 76.7% 74.9% 75.9% Scrap Ratio 44.7% 47.8% 49.3% 47.2% Primary Nickel 804 797 732 837 Nickel in Scrap 650 731 711 750 14% increase Scrap growth of 5% Moving higher China* up 1,200kt Western world up 500kt Forecast raised in line with stronger recovery

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05e 06(e) Scrap ratio 42.1 45.5 48.4 47.7 43.7 44.1 46.2 46.6 45.7 43.49 48.2 47 45 44.7 47.8 49.3 47.4 Production Growth 0.4 0 -0.8 -0.9 9.7 13 0 9 -0.9 6.7 9.4 -3.4 9.1 9.1 8.4 -1.1 7.1 Increasing stainless output leads to a sharp fall in the scrap ratio, as the lag impact of prompt scrap availability reduces relative supply Stainless production growth versus stainless scrap ratios (%) Stainless growth Percent Scrap ratio Percent

Boeing Airbus Regional Military Ni Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05e 320 360 260 277 126 06e 385 400 225 261 133 07e 405 420 225 285 08e 440 440 220 240 09e 470 450 240 251 Number of aircraft deliveries Jet Aircraft Build Schedule* & annual nickel in high-nickel alloys demand Non-stainless market should be up 6-to-8% given aerospace growth rate... * Source: Airline Monitor Nickel Demand Power Generation Mechanical drivers Marine 04A 553 168 55 05E 577 168 66 06 688 201 70 07 872 205 70 08 973 205 70 09 973 205 70 10 956 210 70 Number of Builds Gas Turbine Build Schedule * Forecast International +54%

.... and the Chinese plating industry Becoming more accepting of high nickel prices As plating shops open in China, we're seeing massive relocation and expansion of capacity to meet domestic and export needs

We believe that nickel has one of the best supply/demand relationships of any metal over the next few years due to strong demand coupled with limited supply

For decade ending 2002, over half of new supply came from collapse of the East Bloc, but this capacity is all gone Europe Total Availale Supply 2003-05 149 125 25 Increase in Russia+Cuban Exports (149kt) Remaining Big 4 Inco, WMC Falco, BHP (125kt) Other producers/ new production (26kt) Change in Annual WW+China Supply 1992-2002 Russian Nickel Consumption 1990-1994, 2004 1990 1991 1992 1993 1994 2004 USA 207781 168469 92000 62000 35000 28400 300kt 83% collapse

"Goro-size" Unrealized expectations of Australian laterites in the late 90s led to only three "Goro-size" projects being developed in the last 14 years decion time to prod capacity Mt. Keith 1992 3.5 45 1992 McCreedy E. 1993.5 2.5 13 1993 PT Inco Exp 1994 4.5 23 1994 Loma de Niquel 1995 5 17 Murrin Murrin 1995 4.5 45 Forteleza 1995.25 3.5 10 1995 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 1996 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 10 1998 Emily Ann 1999.5 2.5 7 1999 Tati Exp. 1999.5 2.75 6 Tambang Exp. 2002.75 3.5 15 Coral Bay 2002.75 2.5 10 2002 Maggie Hays 2003 1.75 7 Aguablanca 2003.25 1.75 8 Sally Malay 2003.5 1.5 6 2003 Eramet Exp. 2003.5 2 13 2005 Montcalm 2003.75 1.75 8 Falcondo Exp. 6 Jinchuan Exp. 15 VBN 50 2006 Goro 55 2007 Ravensthorpe 45 Vermehlo 46 Production Capacity of Recently Announced Projects 1992 1994 1995 1996 1998 1999 2002 2003 Full capacity not achieved New Primary Capacity Intermediate only 2005 2006 2008

The nickel industry is operating at capacity and has no shut-in production capacity Nickel demand is expected to be limited by supply over next few years

Overall nickel production growth in 2006 will be around 50,000 tonnes, as relatively few expansions come to market 2005 Nickel Production Total Growth Forecast Other Growth Other growth Allowance for Disruption 2006 Nickel Production 1285 1310 1343 1331 46 21 29 41 1285 1331 World Nickel Production Growth YOY change +3.9% Major risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays

World Nickel Supply/Demand Balance All figures in 000s of tonnes 2006 forecast deficit increased due to higher stainless production and limited nickel expansions wks 18.95 2.9945 19.03 3.1714 18.98 3.0629 19.16 2.8385 19.06 2.7275 18.92 2.861 18.85 3.0087 18.84 2.9905 18.79 3.025 18.77 3.04 18.76 2.9305 18.77 2.9052 20.73 2.913 20.73 2.8945 20.68 2.8591 20.62 2.864 20.56 2.8863 20.57 2.8005 20.56 2.7932 20.57 2.7189 20.64 2.5355 20.62 2.37 20.53 2.3167 20.54 2.4957 20.55 2.5565 20.5 2.5975 20.47 2.5661 20.63 2.4495 20.69 2.3668 20.53 2.3555 20.45 2.3032 20.45 2.251 20.54 1.9586 20.63 1.7795 20.73 1.5609 21.07 1.6262 14.12 1.7235 14.32 1.9208 14.55 2.193 14.91 2.1875 15.25 2.2835 15.39 2.2171 15.48 2.1819 15.7 2.2038 15.95 2.2292 15.95 2.1204 16.02 2.0784 16.11 2.1138 13.25 2.1201 13.48 2.1061 13.29 2.1694 13.4 2.2299 13.06 2.1844 12.76 2.1667 12.57 2.1072 12.35 2.1506 12.09 2.135 11.63 2.1581 11.58 2.1556 11.25 2.2087 10.17 2.2484 10.31 2.2971 10.23 2.351 10.15 2.4986 10.2 2.5445 10.23 2.5192 10.35 2.3059 10.29 2.2305 10.16 2.0724 10.21 1.9258 10.17 1.8325 10.31 1.8583 9.7 1.8325 9.7 1.8119 9.62 1.8704 9.66 1.814 9.8 1.837 9.47 1.8533 9.61 1.7784 9.81 1.7292 9.91 1.6942 9.83 1.6567 9.73 1.6527 9.78 1.6185 6.6 1.603 6.44 1.6856 6.41 1.7121 6.47 1.7686 6.49 2.0163 6.82 2.0166 6.62 2.1581 6.39 2.4032 6.41 2.4207 6.32 2.5858 6.39 2.6979 6.42 3.4801 5.78 3.6685 5.71 3.9378 5.69 7.0869 Weeks of demand Current levels = ~ 5.2 weeks of demand Average >8 weeks (means current stocks are 50,000 tonnes below average) Low nickel inventories provide support for high nickel price levels LME cash nickel price $ per pound Inventory consumption levels and nickel prices (LME + reported producer)

Nickel supply will be limited for several years What projects are currently expected to go ahead? Expected Capacity (tonnes) Inco's Voisey's Bay - Q1/06 50,000 Inco's Goro - Q4/07 60,000 BHP Billiton's Ravensthorpe - Q4/07 45,000 CVRD's Vermelho - Q4/08 46,000 Supply from these projects will be phased in 2006-to-2011 With an assumed 4% long-term nickel demand growth rate, the market needs a "Goro-size" project every year to meet increased demand at that rate

Most "greenfield" nickel projects on the drawing board in feasibility stage; Developing new nickel projects is challenging We're now seeing delays - higher capital costs; financing challenges 7-to-10 years to bring on capacity, including three years to permit Much of world's nickel is lower grade Many deposits cannot be developed at a reasonable long-term nickel price Cyclicality of demand for nickel

? ? ? Our friendly acquisition of Falconbridge will create the world's leading nickel company and a great copper company Great growth prospects Robust cash flow Financial strength $350 million in annual synergies - NPV of $2.5 billion, after tax, using a 7% discount rate Immediately accretive ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

The compelling case for Inco Strong existing operations

? ? ? ? ? ? ? ? ? ? ? Principal Mines & Operations ? Development Property Other Metal Refineries ? ? Sales Offices ? ? ? ? ? ? ? ? Strong existing operations

Inco is the world's largest nickel producer outside of Russia Inco 2005 Net Sales to Customers by Product Nickel Copper Precious Metals Other Cobalt East 83 9 5 2 1 Inco 2005 Sales About 65% of nickel is used to make stainless steel - and 41% of our sales our destined for this use Non-ferrous Alloys Stainless & Alloy Steel Value Added Specialty Other Foundry Plating East 0.17 0.41 0.09 0.05 0.04 0.24 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Nickel production levels to increase 16% in 2006 (millions of pounds) PT Inco Manitoba Ontario 04 05 06(e) 30 East 116 107 80 West 165 164 167 North 241 216 205 83 522 487 565 Voisey's Bay* 30 OMG Toll Production** * 120 million pounds of nickel in concentrate expected to be produced at Voisey's Bay; finished nickel produced in 2006 from this concentrate should be 83 million pounds ** Arrangement to toll smelt and refine any excess purchased concentrate from Australia; Inco will market the finished nickel

We also produce copper, PGM and cobalt by-products 05 06(e) 09(e) East 3.7 5 14 West North Cobalt Production (millions of pounds) 04 05 06(e) East 16 17 16 West 182 180 172 North 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces) 04 05 06(e) East 274 277 255 West 20 North 10 65 277 340 Copper Production (millions of pounds) Anodes Refined copper Voisey's Bay concentrate

Nickel unit cash cost of sales, net of by-product credits ($ per pound) Q1/05 05 Q1/06 H1/06 H2/06(e) 06(e) East 2.54 2.65 2.59 2.5 2.2 2.35 West North 2.65 2.35-2.40* Inco mine source ore 2.59 2.54 Q1/05 05 Q1/06 06(e) East 1.85 2.15 2.25 2.15 West North 2.15 2.15-2.20* 2.25 1.85 Total unit cost, including external feed 2.20-2.25 2.50-2.55 * Using consensus commodity price assumptions cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Inco is at the low end of Brook Hunt cost curve 2005 Nickel Production and C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb Inco Source and Copyright: Brook Hunt

The compelling case for Inco Strong existing operations Profitable growth

Inco's growth pipeline is enormous Voisey's Bay Goro 2005 2006 2007 2008 2009 2010 2011 Bahodopi Goro Expansion Sorowako Limonite 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares * Using First Call 2006 consensus nickel price of $6.71/lb, copper price of $2.02/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $6.89/lb nickel, $2.32/lb copper, $1,040/oz platinum and $295/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1470 1520 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Our 50,000 tonne-per-annum Voisey's Bay mine/concentrator in Newfoundland and Labrador is running well Should produce 120 million pounds of nickel in concentrate in 2006, with at least 83 million pounds through to finished product First concentrate Concentrator overview

In October 2005, we opened our demonstration plant at Argentia, Newfoundland to assess our hydromet processes Voisey's Bay Hydromet Demonstration plant We've successfully completed a 15-day continuous and integrated campaign 97-to-98% metal extraction in the autoclave

At Goro, we have one of the world's highest grade and largest leachable laterite deposits 120 million tonnes* of estimated proven and probable mineral reserves Excellent grades*: Averaging 1.48% nickel and 0.11% cobalt in proven and probable mineral reserves 75 million tonnes* of estimated measured and indicated mineral resources 20-year mine plan Initial annual capacity: 60,000 tonnes of nickel 4,300-to-5,000 tonnes of cobalt Integrated, top-class team Can be expanded many times Will supply the growing market for decades to come Phase One financial results alone undervalue it's overall potential *as of December 31, 2005

Goro project In response to extensive vandalism and blockades of access roads, temporarily stopped work at the site in early April Authorities have since taken measures required for a safe and secure workplace Began gradual restart of project on April 24 Strong government and public support for Goro Remain committed to demonstrating respect for, and sensitivity to, concerns of Melanesian people Have worked hard to earn local trust and support, and we will continue to do so Cost and schedule impacts still being assessed

Progressing well in terms of off-site engineering in Brisbane and building of 400 modules and preassembled units for the plant in the Phillipines Engineering was about 72% complete at end of Q1/06

2006 milestones Port completion Steam plant and process water pipeline to allow Prony Energy to fire up first generator

Total escalated capital cost estimate for Goro of $1.878 billion at high end of plus 15% confidence level; includes $42 million in escalation Definitive estimate is due later this year Reviewing estimate and schedule in light of disruption

Inco nickel production expected to climb by over 45% by 2009 PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 565 600 630 710 487 Source OMG Toll

Inco's asset base remains a sustainable competitive advantage Inco Norilsk BHP Falco SLN East 7.766 6.019 4.378 2.723 1.62 Norilsk2 Inco1 BHP3 SLN5 Falco4 Contained Nickel Reserves (millions of tonnes) 1 Source: Inco 2005 Annual Report 4 Source: Falconbridge 2005 Annual Report 2 Source: Norilsk 2004 Annual Report 5 Source: Brook Hunt 2004 (estimate) 3 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005)

The compelling case for Inco Strong existing operations Profitable growth Number one marketing position

Japan Other Asia Other World USA/Canada Europe East 0.23 0.37 0.02 0.27 0.11 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Japan Other Asia Other World USA/Canada Europe East 0.14 0.34 0.06 0.11 0.35 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Inco Sales World Nickel Demand World Nickel Demand by Regions versus Inco Sales - 2005 2005 Inco sales: 246,282 tonnes Number one marketing position - Asia-Pacific region, including Japan, represents about 60% of our sales - our competitive advantage

Value added focus translates into premiums over the LME 2006(e) Inco premium = $0.05-$0.10 per pound 2005 Inco premium 5 cents Realized price of nickel ($ per pound) In a rising nickel market, Inco's premiums tend to lag LME cash nickel prices since contractual sales are often based on prior periods' prices; fixed price basis sales (certain Inco Special Products) and fixed percentage basis sales (20% of PT Inco matte production to third party) also affect premiums *LME cash nickel price 01 02 03 04 05 Realized Price 2.7 3.07 4.37 6.27 6.68 Premium 0.23 0.17 0.1 0.04 0.05 North 2.93 3.24 LME 2.70 LME 3.07 4.47 6.31 LME 4.37 LME 6.28 LME 6.68 6.73

We sell an above market average share of products into higher margin uses Inco 2005 Net Sales to Customers by Product Nickel Copper Precious Metals Other Cobalt East 83 9 5 2 1 Inco 2005 Sales About 65% of nickel is used to make stainless steel - and 41% of our sales our destined for this use Non-ferrous Alloys Stainless & Alloy Steel Value Added Specialty Other Foundry Plating East 0.17 0.41 0.09 0.05 0.04 0.24 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Inco has almost 600 employees in China - as China's nickel market grows, we will grow with it 1994 2005 1997 2003 2004 Shanghai - Sales Office Kunshan - Jinco Nickel Salts Plant (65% interest) Jilin - exploration agreements Dalian - Shenyang - Champower nickel foam plant (82% interest) Plan to open a utility nickel plant in 2008 with start-up of Goro to serve the China stainless industry nickel foam plant (82% interest) shearing plant 2008 Dalian utility nickel plant

Nickel is a basic building block for growth Inco's long-term focus on Asia is paying off Growth plans to supply the nickel markets require, including plating and battery industries Goro will make us key participant in stainless steel growth in China and Asia Most strategic investments in China and Asia Most to gain from China and Asia of any nickel producer

Nickel market is and will remain strong Key drivers in 2006 Continuing strength of Chinese nickel demand Strong stainless and non-stainless nickel demand Limited nickel supplies Supply will be chasing demand for longer than many think